  Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the “Company” or “High Tide”)
Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

June 20, 2024

Item 3: News Release

A news release was issued and disseminated via CNW Group Ltd. d/b/a Canada Newswire on June 13, 2024, a copy of which was filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

On June 13, 2024, High Tide announced that it had entered into binding subscription agreements with arm’s length institutional credit providers (together, the “Lenders”) for aggregate gross proceeds of $15 million in a subordinated debt financing (the “Financing”).

Item 5.1: Full Description of Material Change

On June 13, 2024, Pursuant to the Financing, the Company will complete an offering of $1,000 principal subordinate secured debentures of the Company (each, a “Debenture”) for aggregate gross proceeds of $15,000,000 at a price of $900 per Debenture, representing a 10% original issue discount. The Debentures will mature on the date that is 60 months from the date of issuance and shall bear interest at a fixed rate of 12% per annum on drawn amounts, payable quarterly.

Pursuant to the terms of the subscription agreements, the funds will be drawn in two tranches: (i) $10,000,000 at closing (the “Initial Tranche”) and (ii) $5,000,000 in November 2024 (the “Final Tranche”). The Final Tranche, until drawn, will be subject to a 1% per annum standby fee.

On closing of the Initial Tranche, the Company will issue to each Lender their pro rata share of an aggregate of 230,760 common shares in the capital of the Company (“Common Shares”) at a deemed price of $3.47 per Common Share, representing the 10-day volume weighted average price of the Common Shares on the TSX Venture Exchange (“TSXV”) ending on June 11, 2024.

It is anticipated that the Debentures will be governed by the terms and conditions of a debenture trust indenture to be entered into by the Company and Olympia Trust Company, in its capacity as trustee and collateral agent. The Company will reserve the right to redeem the Debentures at any time prior to maturity, in whole or in part, upon sixty days' notice and payment of certain penalties. The obligations under the Debentures will be collaterally secured by general security and guarantee agreements from the Company and certain subsidiaries of the Company and will rank in second position to the Company’s existing senior lender.

The Company plans to use the proceeds from the Financing to repay the remaining balance of its outstanding convertible debentures (currently less than $1,000,000) and will use the remaining proceeds for ongoing development of the Company’s business model and general working capital purposes.

The Financing is expected to close on or prior to June 30, 2024, and is subject to certain conditions including, but not limited to, the receipt of certain closing deliverables, the satisfaction of certain conditions precedent and the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSXV.

Echelon Capital Markets is acting as financial advisor to High Tide in connection with facilitating the Financing.

All Debentures and Common Shares issued pursuant to the Financing will be subject to a statutory hold period of four months plus one day from the date of issuance in accordance with applicable securities legislation in Canada and restrictions on resale in the United States with applicable U.S. restrictive legends as required pursuant to the United States Securities Act of 1933, as amended.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover

President, Chief Executive Officer, and Director

T: 403-770-9435

Email: raj@hightideinc.com

Item 9: Date of Report

June 21, 2024